# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: EMPRO GROUP INC., CIK 0002005569
CUSIP: G3041J106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 21, Jalan 15/23, Tiong Nam Industry Park, Shah Alam, Selangor, Malaysia (N8), 40200
Date of event which requires filing of this statement: 07/01/2025
Filed by CIK 0002081019
Persons authorized to receive notices and communications: Yeoh Chee Wei, c/o Empro Group Inc. 21, Jalan 15/23, Tiong Nam Industry Park Shah Alam, Selangor, Malaysia (N8), 40200, 603 5523 1983

## Reporting persons
- YEOH CHEE WEI (CIK 0002081019): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: working capital (WC); sole voting power 5,130,000; shared voting power 0; sole dispositive power 5,130,000; shared dispositive power 0; aggregate amount beneficially owned 5,130,000 (61.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: EMPRO GROUP INC.
Address of issuer's principal executive offices: 21, Jalan 15/23, Tiong Nam Industry Park, Shah Alam, Selangor, Malaysia (N8), 40200

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Yeoh Chee Wei (the "Reporting Person"). The Reporting Person is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer.
Residence or business address: The principal office and business address of the Reporting Person is c/o Empro Group Inc., 21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam, Selangor, Malaysia.
Present principal occupation or employment: The principal business of the Reporting Person is to serve as the Chief Executive Officer and as the Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Malaysia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the ordinary shares of the Issuer beneficially owned by him (the "Shares") in connection with the formation of the Issuer in anticipation of the initial public offering by the Issuer of its ordinary shares (the "IPO") and the reorganization of the corporate structure of the Issuer and its wholly-owned subsidiary, EMP Solution Sdn. Bhd. ("Empro Solution"). Specifically: (A) on November 22, 2023, in connection with the incorporation of the Issuer, the Issuer issued one ordinary share to its initial subscriber for aggregate consideration of $0.0001, which ordinary share was immediately transferred by the initial subscriber to the Reporting Person; (B) on November 4, 2024, the Reporting Person and the other holders of the issued and outstanding ordinary shares of EMP Solution entered into a Share Swap Agreement with the Issuer pursuant to which such shareholders exchanged all of the issued and outstanding shares of EMP Solution held by them for newly-issued ordinary shares of the Company on a 1-for-1 basis; and (C) on January 15, 2025, in order to align the capitalization of the Issuer with the terms of the initial public offering, the Issuer issued an aggregate of 5,250,000 ordinary shares to its existing shareholders (including the Reporting Person) on a pro rata basis for a purchase price equal to $0.0001 per share. The source of the funds used by the Reporting Person to acquire the ordinary shares of the Issuer was the working capital of the Reporting Person. None of the funds used in connection with such purchases were borrowed by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
As described in Item 3 above, the Reporting Person acquired the Shares in connection with the formation of the Issuer in anticipation of the IPO and the reorganization of the corporate structure of the Issuer and EMP Solution. The Reporting Person is the Chief Executive Officer and the Chairman of the Board of Directors of the Issuer. As a result of the Reporting Person's ownership of the Shares, the Reporting Person beneficially owns approximately 61.6% of the outstanding ordinary shares (based upon 8,331,250 ordinary shares issued and outstanding following the closing of the IPO and the exercise by the underwriter of its over-allotment option in full, as set forth in the final prospectus filed by the Issuer with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, on July 2, 2025 (the "Final Prospectus")). Consequently, the Issuer is a "controlled company" within the meaning of Nasdaq's listing rules. For as long as the Reporting Person beneficially owns a majority of the voting power of the outstanding ordinary shares, he will generally be able to control the outcome of matters submitted to the Issuer's shareholders for approval, including the election of directors.

The Reporting Person intends to review from time to time his investment in the Issuer and, depending on such review, may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Person of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Person and general stock market and economic conditions, the Reporting Person may determine to increase his investment or sell all or part of his investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, and after giving effect to the closing of the IPO on July 3, 2025 and the exercise by the underwriter of its over-allotment option in full, the Reporting Person beneficially owns an aggregate of 5,130,000 ordinary shares, representing approximately 61.6% of the outstanding ordinary shares (based upon 8,331,250 ordinary shares issued and outstanding following the closing of the IPO and the exercise by the underwriter of its over-allotment option in full, as set forth in the Final Prospectus).
Number of shares as to which each person has sole or shared power to vote or dispose: All of the shares reported in this Schedule 13D are held directly by the Reporting Person.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Issuer's ordinary shares during the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Signatures
- YEOH CHEE WEI: /s/ Yeoh Chee Wei, Yeoh Chee Wei (08/14/2025)